    November 15, 2023
Via EDGAR
Christina Chalk, Associate Chief
Blake Grady, Special Counsel
    Division of Corporate Finance
        Securities and Exchange Commission
            Office of Mergers and Acquisitions
                100 F Street, N.E.
                    Washington, D.C. 20549-3628

Re:    Responses to Comments on the Schedule TO-I filed by Imperial Oil Limited on November 3, 2023 (File No. 005-35902)
Dear Ms. Chalk and Mr. Grady:
Imperial Oil Limited (“Imperial”) today filed Amendment No. 1 to its Schedule TO-I (“Amendment No. 1”). This letter, which is being submitted on behalf of Imperial, responds to your letter, dated November 8, 2023 (the “Comment Letter”), relating to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the above-referenced Schedule TO-I and certain related documents.
For your convenience, this letter is formatted to reproduce your comments in bold text followed by our responses, and the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. All page references contained in this letter are to the pages of Amendment No. 1 in the form filed today with the Commission.
Schedule TO-I filed November 3, 2023
General
1.We note your disclosure in the Offer to Purchase that “[t]he Company’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Notice of Guaranteed Delivery) will be final and binding” and your disclosure in the Letter of Transmittal that certain of the Company’s determinations “will be final and binding.” Please revise all such references to remove the implication that security holders may not challenge these determinations in a court of competent jurisdiction or advise.
Imperial respectfully advises the Staff that it has added additional disclosure to the Offer to Purchase and Letter of Transmittal in response to this comment as set forth in Amendment No. 1. In particular, in the Offer to Purchase, Imperial has added the phrase “, subject to a shareholder’s right to challenge our determination in a court of competent jurisdiction” to the end of the first, third and seventh sentences in the paragraph entitled “Determination of Validity, Rejection and Notice of Defect” in

Christina Chalk, Blake Grady, November 15, 2023	-2-

Section 5, the first sentence in the fourth paragraph in Section 6, the second sentence in the second paragraph in Section 7 and the first sentence in the fifth paragraph in Section 13. In the Letter of Transmittal, Imperial has added the phrase “, subject to a shareholder’s right to challenge our determination in a court of competent jurisdiction” to the end of the third sentence in the tenth paragraph in the Letter of Transmittal and the first, third and seventh sentences of the paragraph entitled “10. Irregularities.”
2.The cross reference in Item 7(b) of the Schedule TO to Section 7 of the Offer to Purchase appears to be inappropriate, as Section 7 sets forth the conditions to the consummation of the Offer rather than material conditions, if any, to any financing of consideration to be provided in the Offer. See Item 1007(b) of Regulation M-A. Please revise.
Imperial respectfully advises the Staff that it has revised the disclosure under Item 7(b) in Amendment No. 1 in response to this comment.
3.If the Offer was disseminated pursuant to Rule 13e-4(e)(1)(iii), the summary advertisement published in the Wall Street Journal does not appear to contain the disclosure required by Item 1004(a)(1) of Regulation M-A, per Rule 13e-4(d)(3)(ii). Please revise or advise.
As discussed with the Staff, this comment is intended to refer to Item 1006(a) and not Item 1004(a)(1). Imperial respectfully advises the Staff that it has amended the summary advertisement in response to this comment.
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Please contact me at (310) 712-6603, via fax at (310) 712-8800 or via e-mail at brownp@sullcrom.com if you have any comments or questions about this letter or Amendment No. 1.

Sincerely,

/s/ Patrick S. Brown

Patrick S. Brown

cc:	Ian Laing
Vice-President, General Counsel and Corporate Secretary
Imperial Oil Limited
505 Quarry Park Boulevard S.E.
Calgary, Alberta
Canada T2C 5N1